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FORM 4                                                     OMB APPROVAL
------                                              ---------------------------
[X] Check this box if no                            OMB Number:       3235-0287
    longer subject to                               Expires:  December 31, 2001
    Section 16. Form 4                              Estimated average burden
    or Form 5 obligations                           hours per response .... 0.5
    may continue. See                               ---------------------------
    Instruction 1(b).

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

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
(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Enron Corp. Enron North America               Quanta Services, Inc. ("PWR")                 to Issuer (Check all applicable)
    (Formerly Named Enron Capital & Trade                                                             Director       X  10% Owner
    Resources Corp.)                                                                              ----              ---
---------------------------------------------  ----------------------------------------------        Officer (give    Other (specify
   (Last)          (First)         (Middle)    3. IRS or Social Security  4. Statement for        ----        title ---       below)
   1400 Smith Street                              Number of Reporting        Month/Year                       below)
---------------------------------------------     Person (Voluntary)         December/1999
                  (Street)                                                -------------------
   Houston          TX               77002                                5. If Amendment,
----------------------------------------------                               Date of Original
  (City)          (State)           (Zip)         --------------------       (Month/Year)    --------------------------------------
---------------------------------------------                                                7. Individual or Joint/Group Filing
                                                                             -------------      (Check Applicable Line)
                                                                                                  X Form Filed by One Reporting
                                                                                                 ---   Person
                                                                                                    Form Filed by More than One
                                                                                                 ---   Reporting Person

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                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security         2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of        6. Owner-      7. Nature
  (Instr. 3)                     action      tion         or Disposed of (D)           Securities          ship           of In-
                                 Date        Code         (Instr. 3, 4 and 5)          Beneficially        Form:          direct
                                             (Instr. 8)                                Owned at            Direct         Benefi-
                                (Month/                                                End of              (D) or         cial
                                 Day/   ---------------------------------------        Month               Indirect       Owner-
                                 Year)  Code    V      Amount   (A) or    Price        (Instr. 3 and 4)    (I)            ship
                                                                (D)                                        (Instr. 4)     (Instr. 4)


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* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                           (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.         SEC 1474 (3-99)
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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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6 7/8% Convertible            13.75     12/21/99     S                  (1)    Immed.             Common  897,272       $28.01(2)
Promissory Note due 2010                                                                          Stock
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned at End            Direct (D)                  (Instr. 4)
   of Month                or Indirect (I)
   (Instr. 4)              (Instr. 4)

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    2,691,818                  I                          (1)
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Explanation of Responses:

(1) On December 21, 1999, ECT Merchant Investments Corp., an indirect wholly owned subsidiary of Enron North America Corp., sold its
6 7/8% Convertible Promissory Note due 2010 in the original principal amount of $12,337,500 to SE Thunderbird L.P. ("Thunderbird").
(2) $28.01 represents the $25,136,826.59 purchase price Thunderbird paid for the Note divided by the number of shares represented thereby.

                                                                                               ENRON CORP.




                                                                                          By  /s/ ROBERT GREER               1/10/00
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.   -------------------------------- -------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                                                    Date
                                                                                            Robert Greer, Vice President

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently                                                Page 2
valid OMB number.
SEC 1474 (3-99)

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